DB

19007561

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 07 2019
Washington, DC

SEC FILE NUMBER
8-52600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMC Chicago, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 4300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Osias Lilian (312) 275-5489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RNS

OATH OR AFFIRMATION

I, Osias Lilian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMC Chicago, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATIE MARIE MONGE
Official Seal
Notary Public - State of Illinois
My Commission Expires May 7, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMC-Chicago, LLC
Statement of Financial Condition

December 31, 2018
Available for Public Inspection

IMC-Chicago, LLC
Index
December 31, 2018

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Member of IMC-Chicago, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of IMC-Chicago, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2019

We have served as the Company's auditor since 2009.

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	8,037,334
Receivable from clearing brokers		39,584,649
Securities owned, at fair value		5,481,893,864
Dividends receivable		3,313,423
Receivable from affiliates		91,920
Other assets		15,291,099
Memberships in exchanges, at cost (fair value $1,334,000)		1,444,000
Equipment, hardware and leasehold improvements (net of accumulated depreciation and amortization of $44,262,052)		19,742,230
Total assets	$	5,569,398,519
Liabilities and Member's Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	5,316,241,339
Payable to clearing brokers		56,869
Dividends payable		4,256,833
Interest payable		6,366
Accrued compensation		110,285,916
Payable to affiliates		19,719,791
Accounts payable and accrued expenses		36,504,014
Total liabilities		5,487,071,128
Member's capital		82,327,391
Total liabilities and member's capital	$	5,569,398,519

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Organization

IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), and various exchanges. The Company also owns Designated Market Making ("DMM") rights to over 500 NYSE symbols. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Memberships in Exchanges

Memberships in exchanges which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets which are reviewed annually for impairment. Memberships in exchanges that represent ownership interests in an exchange and provide the company the right to conduct business on the exchange are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The disclosure of the fair market value of the exchange memberships is based on recent sales, where available.

Income Taxes

For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss and has elected not to push down the effects of income taxes to the Company. There are no tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the tax liabilities of the Parent. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware, furniture and fixtures, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment and hardware and the lesser of the useful life of the asset, 5 years for furniture and fixtures and the lesser of the useful life of the asset, or lease term for leasehold improvements.

Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Other Assets

Other assets on the statement of financial condition includes prepayments, intangible assets, and receivables from third parties. Intangible assets are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the purchase of the DMM trading rights are amortized over five years using the straight-line method.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ significantly from those estimates.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 — Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of December 31, 2018, the Company did not own any financial assets or liabilities that would be considered Level 2 or Level 3 within the hierarchy described above.

Securities owned and securities sold, not yet purchased which are traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

All securities held at December 31, 2018 are part of the Company's proprietary trading strategy. The following table presents securities owned at fair value as of December 31, 2018:

Description	December 31, 2018	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Inputs Level 2	Significant Unobservable Inputs Level 3
Assets:				
Equity securities and exchange traded funds	$ 226,995,083	$ 226,995,083	$ -	$ -
Options	5,254,898,781	5,254,898,781	-	-
Total	$ 5,481,893,864	$ 5,481,893,864	$ -	$ -
Liabilities:				
Equity securities and exchange traded funds	$ 411,153,427	$ 411,153,427	$ -	$ -
Options	4,905,087,912	4,905,087,912	-	-
Futures [(1)]	38,110,054	38,110,054	-	-
Total	$ 5,354,351,393	$ 5,354,351,393	$ -	$ -

[(1)] Represents unrealized depreciation on futures which is included net in Receivable and Payable to clearing brokers on the statement of financial condition.

There were no significant transfers of financial instruments between levels 1, 2 and 3 during the year ended December 31, 2018.

3. Fixed Assets

Equipment and leasehold improvements at December 31, 2018 comprised the following:

Computers	$ 40,398,272
Software	1,121,031
Furniture & fixtures	2,509,191
Leasehold improvements	19,975,788
Accumulated depreciation	(44,262,052)
	$ 19,742,230

4. Derivative and Hedging Activities

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position. The Company records derivative instruments at fair value. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying investment type as of December 31, 2018. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 5,254,898,781	$ 4,905,087,912	7,606,275
Futures	-	38,110,054	59,387
Gross fair value of derivative contracts	**$ 5,254,898,781**	**$ 4,943,197,966**	**7,665,662**
Amounts that have been offset in the statement of financial condition			
Counterparty netting [(1)(3)]	-	(76,671,484)	
Net derivative contracts presented in the statement of financial condition	5,254,898,781	4,866,526,482	
Amounts that have not been offset in the statement of financial condition [(2)(3)]	(4,866,526,482)	(4,866,526,482)	
Net exposure	**$ 388,372,299**	**$ -**	

(1) Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default. Amounts are reported on a net basis in the statement of financial condition when criteria are met in accordance with applicable accounting guidance on offsetting.
(2) Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default. The Company may have both derivative and non-derivative activities with the same clearing broker.
(3) For purposes of the above disclosure, the Company has assumed that collateral would first be applied to derivative transactions. The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the statement of financial condition. Where this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities.

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased, at fair value on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in receivable and payable to clearing brokers on the statement of financial condition. The number of open contracts as of December 31, 2018 approximates the number of outstanding contracts throughout the year.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 5).

5. Risk Management

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options, futures, and U.S. treasury securities. Settlement of these transactions generally takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. As a registered broker-dealer, registered market maker, and a Designated Market Maker, the Company is subject to comprehensive statutes, regulations and other requirements. The effect of any future regulatory change or other regulatory action by any regulator or self-regulatory organization, whether in the ordinary course or the result of an extraordinary market event, could be significant.

6. Subordinated Borrowings

On May 21, 2018, the Company entered into a subordinated revolving loan agreement with one bank. The loan provided for maximum borrowings of $10,000,000. The commitment for the subordinated revolving loan provided for advances through, but not including, June 5, 2019, with a maturity date of June 5, 2020 (the commitment period). Borrowings under the revolving loan bear interest with reference to the lesser of either the Prime Rate, plus 250 basis points or the LIBOR Rate, plus 500 basis points, at the Company's election.

The subordinated borrowings can be treated as an addback to the Company's net capital under the SEC Rule 15c3-1 (the "Net Capital Rule") and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in the Net Capital Rule after giving effect to such prepayment or repayment and after receipt of approval from the SEC and other regulatory bodies to make such payment.

The revolving loan is subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the loan require the Company to maintain a minimum amount of tangible net worth, as defined in the loan documents, not to be less than $50,000,000; to maintain a total maximum senior debt to total capitalization ratio, as defined in the loan documents, of no more than 0.2 to 1; and to maintain excess net capital, as defined in the loan documents, of no less than the greater of $10,000,000 or 120% of the minimum amount of Excess Net Capital required by the SEC.

7. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2027. Rent payments totaled $1,649,454 for the year ended December 31, 2018.

In addition to the aforementioned lease, the Company leases information technology services from various service providers. The payments related to these agreements totaled $7,693,906 for the year ended December 31, 2018. The Company's future minimum rental commitments based upon the terms under its noncancelable operating leases are $6,022,413.

At December 31, 2018, the Company's future minimum rental commitments based upon the terms under its noncancelable operating leases were as follows:

Year ending December 31,	IT Infrastructure Leases	Office Lease	Total
2019	$ 6,022,413	$ 1,693,184	$ 7,715,597
2020		1,349,391	1,349,391
2021		2,208,070	2,208,070
2022		2,269,058	2,269,058
2023		2,331,633	2,331,633
Thereafter		8,899,617	8,899,617
	$ 6,022,413	**$ 18,750,953**	**$ 24,773,366**

The terms of the Company's office space lease required a deposit of $750,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $750,000. The letter of credit was initially issued on November 1, 2016 and is extended on an annual basis, unless the financial institution provides notification indicating otherwise. Beginning as of February 1, 2020, the letter of credit requirement is reduced by $150,000 annually. As of December 31, 2018 the letter of credit is collateralized by $750,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

8. Brokerage, Clearance, and Exchange Fees

At December 31, 2018, the amounts due from / to counterparties in relation to Brokerage, Clearance, and Exchange Fees, recorded net by counterparty, were $7,772,447 in other assets and $14,736,098 in accounts payable and accrued expenses on the statement of financial condition.

9. Related Parties

The Company maintains written Service Level Agreements and Software License Agreements with various affiliates. The services primarily include the usage of trading infrastructure and usage of trading resources. In addition, the Company receives services for marketing and communication, and support services. Reimbursement under these agreements occurs on a monthly basis. In addition, the Company requests reimbursement from affiliates for global infrastructure costs the Company has incurred on behalf of these entities.

At December 31, 2018, the amounts due from / to affiliates consist of the following:

		Receivables / (payables) from/to affiliates
IMC BV	$	(4,465,915)
IMC Trading BV		(15,253,876)
Other IMC BV Affiliates		91,920
	$	(19,627,870)

10. Net Capital Requirements

The Company is subject to the net capital requirements of the Net Capital Rule. The Net Capital Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Net Capital Rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $98,611,104 which was $94,862,848 in excess of its required net capital of $3,748,256. The Company's net capital ratio was 0.57 to 1 as of December 31, 2018.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2019, which is the date the financial statements were issued and noted no subsequent events requiring disclosure.